For the period ended (b) January 31, 2002
File number  811-09999



SUB-ITEM 77J

Reclassification of Capital Accounts



Distributions to shareholders, which are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles, are recorded on the ex-dividend rate. In order to present undistributed net investment income, accumulated net realized capital gains (losses) and paid-in capital on the statement of assets and liabilities that more closely represent their tax character, certain adjustments have been made to undistributed net investment income, accumulated net realized gain (loss) on investments and paid-in capital. For the year ended January 31, 2002, the adjustments were to increase undistributed net investment income by $13,603, and decrease paid-in capital by $13,603, due to expenses not deductible for tax purposes. Net investment income, net realized gains and net assets were not affected by this change.